

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 SEP -8 AM 7:21



03029795

5th September 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the disposal of entire stake in Palmco Holdings Berhad - released on 5th September 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD



NANCY YEOH POH YEW
Group Secretary

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax: (212) 571-3050



ggk/jg/SC-ADR-Announcement/hd



Form Version 2.0

General Announcement

Submitted by S DARBY on 05-09-2003 06:07:30 PM
Reference No SD-030905-CC0DE

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Disposal of entire stake in Palmco Holdings Berhad

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that it had, on 5th September 2003, disposed of its entire 22% stake in Palmco Holdings Berhad ("Palmco") comprising 44,370,684 ordinary shares, via private placement, at a price of RM6.90 per share.

The decision was made to dispose of the Sime Darby Group's stake in Palmco as the investment no longer meets the Group's overall objectives. One of the original objectives of the investment was to hedge the Group against the highly cyclical earnings of its plantations operations. However, Palmco has since diversified significantly from its core oleochemical business following its acquisition of Unilever's Malaysian plantations business. Sime Darby had therefore decided to capitalise on the buoyant equity market conditions and realise gains of close to RM94 million on a two-year investment, against the cost of RM4.58 per share.

The abovementioned disposal is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the year ending 30th June 2004. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interests, direct or indirect, in the said disposal.

This announcement is dated 5th September 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: